UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ante5, Inc.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
03665F 10 6
(CUSIP Number)
June 14, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	03665F 10 6

1	NAMES OF REPORTING PERSONS
	Neil Sell, Individually and as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		79,022

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,717,313

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		79,022

WITH:	8	SHARED DISPOSITIVE POWER

		1,717,313

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,796,335 SHARES

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN, OO

Page 2 of 6 Pages

CUSIP No.	03665F 10 6

1	NAMES OF REPORTING PERSONS Douglas Dalton, as Trustee of the Bradley Berman Irrevocable Trust, Julie Berman Irrevocable Trust, Jessie Lynn Berman Irrevocable Trust, and Amy Berman Irrevocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,717,313

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,717,313

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,717,313 SHARES

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

Page 3 of 6 Pages

CUSIP No.	03665F 10 6
Item 1(a). Name of Issuer:
ante5, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
One Hughes Center Drive, Suite 606, Las Vegas, Nevada 89169
Item 2(a). Name of Person Filing:
Neil I. Sell and Douglas Dalton, Trustees of the Bradley Berman Irrevocable Trust, the Julie Berman Irrevocable Trust, the Jessie Lynn Berman Irrevocable Trust, and the Amy Berman Irrevocable Trust (together, the “Trusts”)
Item 2(b). Address of Principal Business Office, or if none, Residence:
c/o Maslon Law Firm, 90 South 7th Street, Suite 3300, Minneapolis, MN 55402.
Item 2(c). Citizenship:
Messrs. Sell and Dalton are citizens of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $.001 par value
Item 2(e). CUSIP Number:
03665F 10 6
Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with ’ 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with ’ 240.13d-1(b)(1)(ii)(J), please specify the type of institution: .

Page 4 of 6 Pages

CUSIP No.	03665F 10 6
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned:

The Trusts own an aggregate of 1,717,313 shares of common stock.

Mr. Sell, a trustee of the Trusts, owns 79,022 shares and Mr. Sell’s spouse holds 9,000 shares. (Mr. Sell disclaims beneficial ownership of the shares held by his spouse and they are not included in the total in Item 9 on page 2. They are noted here for information only.)

(b)	Percent of class:

8.4% (Based upon information provided by the Company, it has 21,292,333 shares outstanding as of June 14, 2010.)

(c)	Number of shares as to which such person has:
With respect to Mr. Sell:
(i)	Sole power to vote or to direct the vote: 79,022

(ii)	Shared power to vote or to direct the vote: 1,717,313

(iii)	Sole power to dispose or to direct the disposition of: 79,022

(iv)	Shared power to dispose or to direct the disposition of: 1,717,313
With respect to Mr. Dalton:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,717,313

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,717,313
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding             Company or Control Person.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A

Page 5 of 6 Pages

CUSIP No.	03665F 10 6
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certifications.
(a) Not applicable
(b) Not applicable
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
Exhibit 99.1 Agreement to Jointly file Schedule 13G
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2010

/s/ Neil Sell
Neil Sell, Individually, and as Trustee of The
Bradley Berman Irrevocable Trust The Julie Berman Irrevocable Trust The Jessie Lynn Berman Irrevocable Trust and The Amy Berman Irrevocable Trust

Page 6 of 6 Pages